
September 22, 2009

Mr. Philip Cook
Senior Vice President and CFO
Quicksilver Resources Inc.
777 West Rosedale St.
Fort Worth, TX 76104

> **Re:** **Quicksilver Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 3, 2009**
> **Response letter dated August 13, 2009**
> **File No. 1-14837**

Dear Mr. Cook:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008, as amended

Engineering Comments

1. We have reviewed your response to prior comment one of our letter dated August 4, 2009. Under Rule 4-10(a) of Regulation S-X proved reserves are those reserves which geological and engineering data demonstrate with reasonable certainty to be recoverable under existing operating and economic conditions. The reserve estimates should be much more likely to either remain the same or to increase once the well is actually drilled. For the 52 proved undeveloped reserves the median gross proved reserve estimate was approximately 3.047 BCFe. The actual gross reserves obtained after the drilling of the wells had a median gross proved reserves estimate of approximately 2.79 BCFe per well when using 2008 prices. When using 2007 prices, the actual estimated gross proved reserves had a median of approximately 2.53 BCFe per well.

   When looking at the individual wells using the 2008 prices there were 32 wells (62%) that had a gross proved reserve estimate more than 10% lower than the original PUD reserve estimate. Seven wells (13%) had final reserve estimates that were within 10% of the original estimate and 13 wells (25%) had final reserve estimates that were at least 10% higher than the original estimate. When using the 2007 prices there were 29 wells (56%) that had final reserves estimates that were more than 10% lower than the original PUD reserve estimate. Ten wells (19%) had final reserve estimates that were within 10% of the original estimate and 13 wells (25%) had final reserve estimates that were 10% or greater than the original PUD reserve estimate. Regardless of the price used to evaluate the final reserve estimates, it appears that when the final reserve estimates for 56% to 62% of the individual wells are 10% or more below the original reserve estimate something other than proved reserves were being attributed to these wells.

We note that even though the final reserve estimates had medians between 2.53 BCFe and 2.79 BCFe depending on the price used to evaluate the reserves, the 2009 PUDs had a median gross proved reserve of 3.095 BCFe for South wells and 2.641 BCFe for North wells. Given the actual reserves determined in 2008, please tell us why you believe that the approximate gross proved reserve estimate of 3.1 BCFe for the South wells is representative of proved reserves. In addition, please provide an analysis of your past drilling programs and proved undeveloped reserve estimates and tell us why a reserve restatement of proved undeveloped reserves for past periods is not warranted.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief